Exhibit 99.1

Extreme Networks to Acquire Aerohive Networks

Acquisition Extends Extreme’s Leadership in Cloud Management and Wireless Networking, Adding Strong Subscription and Services Business

SAN JOSE, Calif., and Milpitas, Calif., June 26, 2019 — Extreme Networks, Inc. (Nasdaq: EXTR), a software-driven networking company, and Aerohive Networks (NYSE: HIVE), a pioneer in cloud-managed networking, today announced they have entered into a definitive agreement under which Extreme will acquire all of the outstanding shares of common stock of Aerohive at a price of $4.45 per share in cash, representing an aggregate purchase price of approximately $272 million. Accounting for Aerohive’s net cash balance of $62 million at the end of March, the deal is equivalent to an enterprise value of $210 million. The acquisition of Aerohive will add critical cloud management and edge capabilities to Extreme’s portfolio of end-to-end, edge to cloud networking solutions. It will provide a strong subscription revenue stream and strengthen Extreme’s position in wireless LAN at a critical technology transition to Wi-Fi 6. Extreme expects the acquisition to be accretive to non-GAAP earnings per share starting in fiscal year 2020.

Aerohive is a leader in cloud management, AI and machine learning. It was among the first companies to offer controller-less Wi-Fi and cloud network management, including cloud-managed Wi-Fi and network access control (NAC), and today is the second leading provider of Cloud Managed Wireless LAN Services¹. It recently delivered the industry’s first trio of Wi-Fi 6 access points, along with the industry’s first pluggable access point. Aerohive has a global footprint of 30,000 cloud wireless LAN customers in verticals including education, healthcare, state and local government, and retail. This acquisition will bring new automation and intelligence capabilities to Extreme’s Elements portfolio. It will expand Extreme’s technology leadership in Wi-Fi and NAC, adding cloud-managed Wi-Fi and NAC solutions to complement its on-premises Wi-Fi and NAC technology, driving Extreme deeper into key verticals and presenting numerous opportunities for cross-sell and up-sell within the combined portfolios.

Extreme expects to gain new SD-WAN capabilities, in all expanding its total addressable market by a total of $1B in a market with a CAGR of 19% 2019 through 2022.² At a time when many of Extreme’s customers and partners are turning toward as-a-service/subscription models to reduce costs and gain efficiencies, Aerohive will expand Extreme’s mix of revenues to approximately 30% from subscription recurring revenue.

With Aerohive, Extreme will offer customers and partners more choices for cloud and on-premises wired and wireless technology, and an industry-leading solution for cloud-based network management – all from a single vendor and backed by its award-winning, insourced services and support team. Post-acquisition, customers and partners of Extreme and Aerohive will be able to mix and match a broader array of software, hardware, and services Elements to create networks that support their unique needs and that may be managed and automated from end-to-end – from the enterprise edge to the cloud – to advance their digital transformation efforts.

¹	Cloud-Managed Networking Market Report – 2019, June 6, 2019, IHS Markit
²	Worldwide SD-WAN Infrastructure Forecast, 2018–2022, August 2018, IDC

Terms of the Agreement

The acquisition is structured as an all-cash tender offer for all outstanding common stock of Aerohive, followed by a merger of a wholly-owned subsidiary of Extreme with and into Aerohive. Under the terms of the merger agreement, Extreme will commence a tender offer to acquire all of the outstanding shares of Aerohive’s common stock at a price of $4.45 per share in cash, representing an aggregate purchase price of $272 million, plus the assumption of unvested options and restricted stock units. The Board of Directors of both Extreme and Aerohive have unanimously approved the terms of the merger agreement, and the Board of Directors of Aerohive has resolved to recommend that Aerohive’s stockholders accept the offer once it is commenced. The acquisition is not subject to a financing condition and Extreme expects to fund the acquisition from a combination of available cash and committed debt financing. The acquisition is subject to customary conditions, including the tender of the majority of the outstanding shares of Aerohive’s common stock and regulatory approvals in the U.S. and Germany. The acquisition is expected to close during Extreme’s first quarter of the fiscal year 2020.

Latham & Watkins LLP acted as legal advisor to Extreme. Evercore Group LLC acted as financial advisor to Aerohive and Wilson Sonsini Goodrich & Rosati, Professional Corporation acted as legal advisor to Aerohive.

Executive Perspectives

Ed Meyercord, President and CEO, Extreme Networks

“The acquisition of Aerohive establishes our leadership in cloud, AI, and ML, adding a proven and mature cloud services platform and subscription service model for Extreme’s customers and partners. Extreme continues to invest in software and AI to expand the automation capabilities across our portfolio of edge-to-cloud networking solutions. The ability to improve user experiences, lower operating expenses, and deliver cloud-managed networks is key to our strategy.”

“After scaling Extreme’s business to $1B in revenue and expanding our portfolio to include end-to-end enterprise networking solutions, we are now taking the next step to transform our business to add sustainable, subscription-oriented cloud-based solutions that will enable us to drive recurring revenue and improved cash flow generation. Extreme expects this deal to be accretive to our FY20 outlook as it accelerates our plans to achieve over 60% gross margin and 15% operating income on an exit run rate.”

“As we close out our fiscal fourth quarter 2019, we are confident in our guidance and continue to see strong wins in the market across our product portfolio, in cross-selling opportunities and targeted industry verticals in all of our geographies, along with improved linearity. Beginning in our fiscal fourth quarter, Extreme will incur charges in the range of $14 to $16 million through the second quarter of fiscal 2020, inclusive, as we take steps to bring down our cost structure, demonstrating our commitment to achieving the gross and operating margin targets we have laid out. This will lead to annualized cost savings in the range of $24 to $27 million.”

David Flynn, President and CEO of Aerohive

“This acquisition by Extreme is a major milestone for Aerohive. The role that cloud-managed technology plays in modern enterprises is impossible to overstate – it is where digital transformation is won and lost. Aerohive’s expertise and excellence in cloud management and edge technology, combined with Extreme’s extensive solutions portfolio and continued investment in software and AI for automation, gives our customers the most advanced digital experiences in the market. Together we will push networking into a new era – making infrastructure smarter, more autonomous, and the driver of business value.”

Conference Call:

Please join Extreme Networks’ management and Aerohive Networks’ management on a conference call at 8:30 a.m. Eastern (5:30 a.m. Pacific) today to discuss the announcement. The conference call will be available to the public through a live audio web broadcast via the internet at http://investor.extremenetworks.com. The conference call may also be heard by dialing 1(877) 303-9826 or 1 (224) 357-2194 from outside the U.S. Supplemental information to be discussed during the conference call will be posted at http://investor.extremenetworks.com. The encore recording will be available through July 3, 2019 on the investor section of the Extreme website, or it can be accessed by dialing 1 (855) 859-2056 or 1 (404) 537-3406 from outside the U.S. using conference ID # 3494282.

About Extreme Networks

Extreme Networks, Inc. (EXTR) delivers software-driven solutions from the enterprise edge to the cloud that are agile, adaptive, and secure to enable digital transformation. Our 100% in-sourced services and support are number one in the industry. Even with 30,000 customers globally, including half of the Fortune 50 and some of the world’s leading names in business, hospitality, retail, transportation and logistics, education, government, healthcare and manufacturing, we remain nimble and responsive to ensure customer and partner success. We call this Customer-Driven Networking™. Founded in 1996, Extreme is headquartered in San Jose, California. For more information, visit Extreme’s website or call 1-888-257-3000.

About Aerohive Networks

Aerohive uses Cloud Management, Machine Learning, and Artificial Intelligence to radically simplify and secure the Access Network. Our Cloud-Managed Wireless, Switching, Routing, and Security technologies provide unrivalled flexibility in deployment, management, and licensing. Credited with pioneering Controller-less Wi-Fi and Cloud Management, Aerohive delivers continuous innovation at Cloud-speed that constantly challenges the industry norm, allowing customers to rethink what’s possible. Our innovations and global cloud footprint radically simplify Access Network operation for 30,000+ customers and 10+ million daily users. See how at www.aerohive.com/customers.

Aerohive was founded in 2006 and is headquartered in Milpitas, CA. For more information, please visit www.aerohive.com, call us at 408-510-6100, follow us on Twitter @Aerohive, subscribe to our blog, or become a fan on our Facebook page.

Additional Information and Where to Find It

The description contained herein is for informational purposes only and is not a recommendation, an offer to buy or the solicitation of an offer to sell any shares of Aerohive’s common stock. The tender offer for the outstanding shares of Aerohive’s common stock described in this report has not commenced. At the time the tender offer is commenced, Extreme will file or cause to be filed a Tender Offer Statement on Schedule TO with the SEC and Aerohive will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Aerohive’s stockholders at no expense to them. In addition, all of those materials (and any other documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements”. Forward-looking statements may be typically identified by such words as “may,” “will,” “could,” “should,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions. These forward-looking statements are subject to known and unknown risks and uncertainties that could cause our actual results to differ materially from the expectations expressed in the forward-looking statements. Although Extreme and Aerohive believe that the expectations reflected in the forward-looking statements are reasonable, any or all of such forward-looking statements may prove to be incorrect. Consequently, no forward-looking statements may be guaranteed and there can be no assurance that the actual results or developments anticipated by such forward looking statements will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Extreme, Aerohive or their respective businesses or operations.

Factors which could cause actual results to differ from those projected or contemplated in any such forward-looking statements include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that Purchaser may not receive sufficient number of shares tendered from Aerohive stockholders to complete the tender offer; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each of Aerohive and Extreme to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Aerohive or Extreme; (5) the ability of Aerohive to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) Extreme’s ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating Aerohive with its existing businesses; and (10) legislative, regulatory and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Aerohive’s recent Quarterly Report on Form 10-Q, Extreme’s most recent Quarterly Report on Form 10-Q, and Aerohive’s and Extreme’s more recent reports filed with the SEC. Aerohive and Extreme can give no assurance that the conditions to the transaction will be satisfied. Neither Aerohive nor Extreme or its subsidiaries undertakes any intent or obligation to publicly update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Aerohive is responsible for information in this Current Report on Form 8-K concerning Aerohive, and Extreme is responsible for information in this Current Report on Form 8-K concerning Extreme or its subsidiaries.

Extreme’s Quarterly Report on Form 10-Q filed on May 10, 2019 and other filings with the SEC (which may be obtained for free at the SEC’s website at http://www.sec.gov) discuss some of the important risk factors that may affect Extreme’s business, results of operations and financial condition. Extreme undertakes no intent or obligation to publicly update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Extreme Networks and the Extreme Networks logo are trademarks or registered trademarks of Extreme Networks, Inc. in the United States and other countries. Other trademarks shown herein are the property of their respective owners.

“Aerohive” and “Aerohive Networks” are registered trademarks of Aerohive Networks, Inc. All product and company names used herein are trademarks or registered trademarks of their respective owners. All rights reserved.

Investor Relations	Media
Stan Kovler	Christi Nicolacopoulos
919-595-4196	603-952-5005
skovler@extremenetworks.com	pr@extremenetworks.com

Aerohive Networks
Investor Relations	Media
Melanie Solomon	John Merrill
408-769-6720	408-585-6236
melanie@blueshirtgroup.com	jmerrill@aerohive.com